Flora Growth Completes Acquisition of Vessel Brand Inc.

•
Acquisition provides Flora with an immediate foothold in the North American cannabis market by acquiring a rapidly growing company with trailing 12-months revenue of $6.6M and year-over-year growth of 90%

•	Acquisition diversifies Flora’s premium brand portfolio through Vessel’s strong position in the luxury cannabis consumer technology market
•
Key Vessel team members will join the executive bench and guide the growth of Flora’s brand portfolio, with an initial focus on enhancing the U.S. marketing and sales strategies for the Stardog, Mind Naturals, and Ô (Awe) brands

MIAMI, FLORIDA AND TORONTO, ONTARIO – November 15, 2021 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator and manufacturer of global cannabis products and brands, announces today that it has closed the acquisition of Vessel Brand Inc. (“Vessel”). As set forth below, Flora has acquired Vessel for aggregate consideration of US$30M, consisting of a combination of cash and the issuance of Flora common shares.
“We are incredibly excited to welcome the Vessel team into our Company. They are exceptional brand builders with a proven track record of launching brands and capturing market share in the rapidly expanding U.S. cannabis landscape,” said Luis Merchan, President and CEO of Flora Growth. “With this acquisition now closed, we can focus on the execution of our combined expansion strategy. The integration of our two organizations is well underway and the Vessel team is expected to substantially enhance the branding and marketing function of Flora Growth as we look to further increase market share in the global cannabis and wellness markets.”
Since its inception in 2018, Vessel’s go-to-market strategy for direct-to-consumer sales in the U.S. and international cannabis markets resulted in rapid revenue growth. Today, Vessel has achieved trailing 12-months revenue of $6.6M and year-over-year growth of 90%. Flora will invest in the expansion of Vessel’s market share in the U.S. and international markets, where Vessel’s established relationships with U.S. multi-state operators and Canadian licensed producers provide Flora with what management believes is an important foothold in the North American cannabis market. Vessel’s leadership will complement Flora’s existing executive team with deep experience in cannabis, sales, marketing, design, and production. This includes Founder and CEO, James Choe, CFO, Garrett Potter, VP of Marketing, Jessie Casner, and VP of Performance, Jason Choe.
“We are looking forward to formally joining the Flora team and supporting their vision of becoming a global leader in plant-based health and wellness,” said James Choe, Founder and CEO of Vessel. “From unrivaled cost-structure to an impressive and expanding brand portfolio, Flora has built a strong foundation for growth which we are now well-positioned to capitalize on in the rapidly expanding cannabis market.”
About the Transaction
Pursuant to the terms of the definitive agreement between Flora, Vessel, and certain related third parties, Vessel has merged into a wholly-owned subsidiary of Flora, and Flora has acquired 100% of the equity interests of Vessel for consideration consisting of $8.0 million in cash and 4,557,318 privately issued Flora common shares.
Certain shareholders of Vessel that received in excess of a majority of the Flora common shares issued as part of the transaction consideration have entered into lock-up agreements restricting the transfer of such common shares for a period of six (6) months from the Closing.

About Vessel Brand Inc.
An industry leader in cannabis consumer technology, Vessel works tirelessly to bring forth innovation and new designs that set industry standards. Vessel’s promise is to make every experience more expressive and personal, and to deliver the best performance in its line, not only for its loyal customers but for brand partners as well. For more information, please visit www.vesselbrand.com.
About Flora Growth Corp.
Flora is building a connected, design-led collective, of plant-based wellness and lifestyle brands, that delivers compelling customer experiences, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. Visit www.floragrowth.com or follow @floragrowthcorp on social for more information.

Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.com

Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance, including the size of markets for cannabis and cannabis products; Flora’s ability to execute on its research and pharmaceutical strategies; the results of Flora’s research; the collaboration with third parties; our business prospects and opportunities; and the acquisition of Vessel.  You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.